Yellow Corporation

10990 Roe Avenue

Overland Park, Kansas 66211

August 17, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Timothy Collins

Re:	Yellow Corp. Registration Statement on Form S-3 Filed July 9, 2021 File No. 333- 257811

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Yellow Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on August 19, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Paul Zier of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2180, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Leah K. Dawson
Leah K. Dawson
Executive Vice President, General Counsel & Secretary